SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                 Amendment No. 2
                                       To
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                  RIVERSIDE PARK ASSOCIATES LIMITED PARTNERSHIP
                            (Name of Subject Company)


        MP INCOME FUND 15, LLC; MP INCOME FUND 12, LLC; ACCELERATED HIGH
          YIELD INSTITUTIONAL INVESTORS, LTD.; ACCELERATED HIGH YIELD
      INSTITUTIONAL FUND, LTD.; MORAGA FUND 1, L.P.; AND MORAGA GOLD, LLC
                                    (Bidders)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                             Copy to:
Christine Simpson                            Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                    Derenthal & Dannhauser
1640 School Street                           One Post Street, Suite 575
Moraga, California  94556                    San Francisco, California  94104
(925) 631-9100                               (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

              Transaction                          Amount of
              Valuation*                           Filing Fee*

              $1,290,000                           $6.00

* For purposes of calculating the filing fee only. In connection with the original Schedule and Amendment No. 1 to the Schedule filed by the Bidders in this transaction, the bidders have paid an aggregate fee in the amount of $252 based on the purchase of 60 Units at a purchase price equal to $21,000 per Unit in cash for a total transaction valuation of $1,260,000. By this amendment, the Bidders have increased the offer price to $21,500 per Unit, and the filing fee reflected above is the additional incremental fee based on an increase of $30,000 in the transaction valuation to $1,290,000.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

             Amount Previously Paid:
             Form or Registration Number:
             Filing Party:
             Date Filed:

The above-named Bidders hereby further amend the Schedule 14D-1 filed as of June 24, 1999 and amended as of July 7, 1999, as set forth herein. Except as so amended, all of the terms of the Offer remain in full force and effect.

Item 1.      Security and Subject Company.

             (b) This Schedule relates to the offer by MP INCOME FUND 15, LLC; MP INCOME FUND 12, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.; MORAGA FUND 1, L.P.; AND MORAGA GOLD, LLC (collectively the "Purchasers"). The Purchasers originally offered to purchase up to 60 Units at a purchase price equal to $18,000 per Unit, less the amount of any distributions declared or made with respect to the Units between June 24, 1999 (the "Offer Date") and July 29, 1999 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 24, 1999 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. By amendment number 1, the Purchasers increased the price of the Offer to $21,000 per Unit, less the amount of any distributions declared or made with respect to the Units between the Offer Date and the Expiration Date. By this amendment, the Purchasers hereby increase the price of the Offer to $21,500 per Unit, less the amount of any distributions declared or made with respect to the Units between the Offer Date and the Expiration Date. The Purchasers also hereby extend the Expiration Date to August 7, 1999. The Issuer had 566 Units issued and outstanding held by approximately 666 Unitholders as of December 31, 1998, according to its annual report on Form 10-KSB for the year then ended.

Item 11.     Material to be Filed as Exhibits.

             (a)(6)  Form of Letter to Unitholders dated July 19, 1999

             (a)(7)  Press Release


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



                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 16, 1999

MP INCOME FUND 15, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ Christine Simpson
                     Christine Simpson, Vice President


MP INCOME FUND 12, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ Christine Simpson
                     Christine Simpson, Vice President

ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Christine Simpson
                     Christine Simpson, Vice President

ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Christine Simpson
                     Christine Simpson, Vice President

MORAGA FUND 1, L.P.

By Moraga Partners, Inc., General Partner

             By:     /s/ Christine Simpson
                     Christine Simpson, Vice President


MORAGA GOLD, LLC

By Moraga Partners, Inc., Manager

             By:     /s/ Christine Simpson
                     Christine Simpson, Vice President


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



                                  EXHIBIT INDEX


Exhibit      Description                                        Page

(a)(6)       Form of Letter to Unitholders dated July 19, 1999

(a)(7)       Press Release